Q2 — 2003

Consolidated Financial Statements and

Supplemental Information
For the Three Months and Six Months Ended
September 30, 2002 and September 30, 2001
(Unaudited)

Alliance Atlantis Communications Inc.
Management Report

The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of Management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by Management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements and supplemental information include some amounts and assumptions based on Management’s best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, Management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim consolidated financial statements and recommends their approval by the Board of Directors.

November 25, 2002

W. JUDSON MARTIN Executive Vice President And Chief Financial Officer	RITA A. MIDDLETON Senior Vice President, Corporate Finance

Alliance Atlantis Communications Inc.
Consolidated Balance Sheets
(unaudited)
(in millions of Canadian dollars)

	September 30,	March 31,	September 30,
	2002	2002	2001

Assets

Cash and cash equivalents	2.7	1.8	0.9

Accounts receivable	353.8	354.7	373.3

Loans receivable	8.6	10.0	32.2

Investment in film and television programs (note 2):

Broadcast Group	160.4	132.0	93.3

Motion Picture Distribution Group	118.9	123.7	132.7

Entertainment Group	558.0	462.3	481.0

Development costs	36.2	30.4	22.1

Property and equipment	83.1	91.0	80.7

Broadcast licences	110.4	110.4	74.5

Goodwill	152.5	152.5	161.0

Investments (note 13)	58.3	63.8	68.5

Future income taxes	123.8	126.1	121.7

Other assets	45.8	49.9	52.3

	1,812.5	1,708.6	1,694.2

Liabilities

Senior revolving credit facility (note 3)	170.6	97.9	152.5

Accounts payable and accrued liabilities	452.0	443.5	337.9

Income taxes payable	17.3	33.9	23.5

Deferred revenue	81.9	32.7	86.2

Term loans (note 4)	22.1	31.7	64.5

Senior subordinated notes (note 5)	477.0	477.0	474.0

Convertible debentures (note 6)	—	8.8	8.8

Minority interest	18.9	18.2	13.7

	1,239.8	1,143.7	1,161.1

Shareholders’ Equity

Share capital (note 7)	714.0	713.4	712.5

Deficit	(125.9)	(131.7)	(165.6)

Cumulative translation adjustments	(15.4)	(16.8)	(13.8)

	572.7	564.9	533.1

	1,812.5	1,708.6	1,694.2

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Earnings
For the periods ended September 30, 2002 and September 30, 2001
(unaudited)

(in millions of Canadian	Three months ended		Six months ended
dollars-except per share amounts)	September 30,		September 30,

	2002	2001	2002	2001

Revenue

Broadcast Group — Operating Channels	36.6	28.8	75.4	61.2

Motion Picture Distribution Group	120.0	79.3	192.9	146.5

Entertainment Group	90.3	106.2	144.3	182.9

Other	0.5	5.2	0.8	11.0

	247.4	219.5	413.4	401.6

Broadcast Group — Developing Channels	4.8	2.0	9.0	4.2

	252.2	221.5	422.4	405.8

Direct operating expenses	185.3	159.1	296.0	290.8

Gross profit

Broadcast Group — Operating Channels	17.4	15.0	40.0	33.0

Motion Picture Distribution Group	23.5	17.6	41.5	33.6

Entertainment Group	21.3	25.1	37.1	37.2

Other	0.5	5.2	0.8	11.0

	62.7	62.9	119.4	114.8

Broadcast Group — Developing Channels	4.2	(0.5)	7.0	0.2

	66.9	62.4	126.4	115.0

Operating expenses	26.4	27.2	52.3	52.6

Earnings (loss) before undernoted

Broadcast Group — Operating Channels	11.3	9.2	28.4	23.1

Motion Picture Distribution Group	18.4	12.9	32.3	25.4

Entertainment Group	17.2	19.8	28.0	25.0

Other	(4.7)	(1.4)	(9.6)	(2.8)

	42.2	40.5	79.1	70.7

Broadcast Group — Developing Channels	(1.7)	(5.3)	(5.0)	(8.3)

	40.5	35.2	74.1	62.4

Amortization, including development costs charges	9.9	5.1	16.9	11.3

Interest, including amortization of amounts previously capitalized (note 8)	21.2	17.6	40.5	37.5

Equity losses in affiliates	1.3	3.9	3.6	5.3

Minority interest	0.2	(0.4)	0.9	0.1

Earnings from operations before undernoted	7.9	9.0	12.2	8.2

Investment losses (gains), net	0.1	—	0.1	(6.4)

Foreign exchange losses (gains)	10.0	9.0	(1.0)	—

Unusual items (note 12)	2.4	—	6.0	—

Earnings (loss) before income taxes	(4.6)	—	7.1	14.6

Provision for (recovery of) income taxes	(0.7)	1.1	1.3	1.5

Net earnings (loss) for the period	(3.9)	(1.1)	5.8	13.1

Earnings (loss) per Share

Basic	(0.09)	(0.03)	0.14	0.36

Diluted	(0.09)	(0.03)	0.14	0.36

Weighted average Shares outstanding (millions)

Basic	42.7	39.2	42.7	36.6

Diluted	42.8	39.3	42.8	36.7

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Retained Earnings
For the periods ended September 30, 2002 and September 30, 2001
(unaudited)
(in millions of Canadian dollars)

	Three months ended		Six months ended
	September 30,		September 30,

	2002	2001	2002	2001

Retained earnings (deficit) – beginning of period as previously reported	(122.0)	97.8	(121.5)	85.1

Adjustment for adoption of new accounting pronouncements (note 11 (b))	—	(262.3)	(10.2)	(263.8)

Deficit – beginning of period, restated	(122.0)	(164.5)	(131.7)	(178.7)

Net earnings (loss) for the period	(3.9)	(1.1)	5.8	13.1

Deficit – end of period	(125.9)	(165.6)	(125.9)	(165.6)

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2002 and September 30, 2001
(unaudited)

	Three months ended		Six months ended
	September 30,		September 30,

	2002	2001	2002	2001

Cash and cash equivalents provided by (used in) Operating activities

Net earnings (loss) for the period	(3.9)	(1.1)	5.8	13.1

Amortization of film and television programs:

Broadcast Group	18.8	13.2	33.4	26.9

Motion Picture Distribution Group	54.2	34.4	84.5	57.7

Entertainment Group	62.0	76.6	91.6	137.9

Development costs charges	3.0	1.8	4.5	3.7

Amortization of property and equipment	6.3	3.6	10.8	7.3

Amortization of other assets	2.0	0.9	4.4	2.7

Investment losses (gains), net	0.1	—	0.1	(6.4)

Equity losses in affiliates	1.3	3.9	3.6	5.3

Minority interest	0.2	(0.4)	0.9	0.1

Future income taxes	2.5	(2.7)	2.3	(6.1)

Investment in film and television programs:

Broadcast Group	(44.2)	(35.1)	(61.8)	(49.3)

Motion Picture Distribution Group	(55.9)	(44.8)	(79.7)	(103.2)

Entertainment Group	(119.0)	(150.4)	(187.3)	(253.5)

Development costs	(6.1)	(3.7)	(10.3)	(8.4)

Net changes in other non-cash balances related to operations	110.7	30.6	45.1	17.7

	32.0	(73.2)	(52.1)	(154.5)

Investing activities

Loans receivable	(0.1)	2.8	1.4	2.8

Property and equipment	(1.4)	(12.1)	(2.9)	(20.2)

Business acquisitions (note 9)	—	—	—	(22.8)

Minority interest	—	1.3	(0.2)	1.3

Long term investments	(0.2)	(1.9)	(0.2)	(2.3)

	(1.7)	(9.9)	(1.9)	(41.2)

Financing activities

Senior revolving credit facility	(26.0)	(43.3)	72.7	78.6

Term loans	(4.0)	(5.8)	(9.6)	(14.7)

Redemption of convertible debentures (note 6)	—	—	(8.8)	—

Issue of share capital	—	131.9	0.6	132.7

	(30.0)	82.8	54.9	196.6

Change in cash and cash equivalents	0.3	(0.3)	0.9	0.9

Cash and cash equivalents — beginning of period	2.4	1.2	1.8	—

Cash and cash equivalents- end of period	2.7	0.9	2.7	0.9

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

Alliance Atlantis Communications Inc. (the “Company”) is a vertically integrated Canadian broadcaster, creator and international distributor of filmed entertainment content, with significant ownership, either wholly or in part, of eighteen complementary specialty television channels. The Company’s principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

On January 9, 2002, the Company consolidated its existing television production and distribution activities with its in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. All comparatives in the interim consolidated financial statements and accompanying notes and supplemental information have been reclassified to reflect this change.

1.	Significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1751, “Interim Financial Statements.” Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended March 31, 2002, as set out in the 2002 Annual Report.

In the opinion of management, the statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended March 31, 2002 except for the accounting for stock based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees, foreign currency translation and hedging relationships (as discussed in the following paragraphs).

On April 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, on a prospective basis. The standard establishes a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees. (See note 11 (a)).

On April 1, 2002, the Company adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation”, on a retroactive basis. The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. (See note 11 (b)).

On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, “Hedging Relationships”. The new standard establishes criteria for identification and documentation of hedging relationships. (See note 11(c)).

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

2.	Investment in film and television programs (net of accumulated amortization)

		Motion Picture
	Broadcast	Distribution	Entertainment
	Group	Group	Group

September 2002

Theatrical Release

Released, net of accumulated amortization	—	103.6	89.4

Completed and not released	—	15.3	15.6

Programs in progress	—	—	13.1

Non-Theatrical Film and Television Programs

Released, net of accumulated amortization	—	—	335.4

Acquired Library, net of accumulated amortization	—	—	28.0

Programs in progress	—	—	76.5

Broadcast rights, net of accumulated amortization	160.4	—	-

	160.4	118.9	558.0

		Motion Picture
	Broadcast	Distribution	Entertainment
	Group	Group	Group

March 2002

Theatrical Release

Released, net of accumulated amortization	—	101.3	60.4

Completed and not released	—	22.4	31.0

Programs in progress	—	—	20.2

Non-Theatrical Film and Television Programs

Released, net of accumulated amortization	—	—	301.0

Acquired Library, net of accumulated amortization	—	—	28.3

Programs in progress	—	—	21.4

Broadcast rights, net of accumulated amortization	132.0	—	—

	132.0	123.7	462.3

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

		Motion Picture
	Broadcast	Distribution	Entertainment
	Group	Group	Group

September 2001

Theatrical Release

Released, net of accumulated amortization	—	116.7	26.8

Completed and not released	—	16.0	11.3

Programs in progress	—	—	64.3

Non-Theatrical Film and Television Programs

Released, net of accumulated amortization	—	—	258.2

Acquired Library, net of accumulated amortization	—	—	28.8

Programs in progress	—	—	91.6

Broadcast rights, net of accumulated amortization	93.3	—	—

	93.3	132.7	481.0

3.	Senior revolving credit facility

	September 30,	March 31,	September 30,
	2002	2002	2001
Senior revolving credit facility — authorized	525.0	525.0	525.0

— drawn	170.6	97.9	152.5

The senior revolving credit facility provides up to $500.0 in available committed credit bearing interest at rates ranging from the Bankers’ Acceptance rate and LIBO rate plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 in borrowings bearing interest at rates noted above.

Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

As at September 30, 2002, the Company had unused credit facilities aggregating $354.4 (March 2002 — 427.1; September 30, 2001 — $372.5) excluding the outstanding letters of credit of $40.7 (March 2002 — $65.4; September 2001 — $65.0).

The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

4.	Term loans

	September 30,	March 31,	September 30,
	2002	2002	2001

Limited-recourse term loans, bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	2.4	7.4	21.1

Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	2.7	2.9	3.4

Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	12.8	15.9	33.8

Obligations under capital lease	4.2	5.5	6.2

	22.1	31.7	64.5

The availability of the limited-recourse term loans is subject to the Company maintaining asset, interest and indebtedness coverage ratios related to one of its subsidiaries.

Required principal repayments are as follows:

2004	13.0

2005	7.6

2006	0.7

2007	0.8

2008	—

Due subsequent	—

22.1

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

5.	Senior subordinated notes

On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. In addition, up to 35% of the notes are subject to redemption, at the Company’s option, prior to December 15, 2002, in the event that the Company issues Common Shares. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company’s subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses which were included in deferred charges.

On June 13, 2000 and January 25, 2001, the Company issued an additional US$55.0 and US$95.0 senior subordinated notes, respectively. The US$95.0 issuance was issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount which were included in deferred charges.

6.	Convertible debentures

In April 2002, the convertible debentures matured and were settled with a cash payment of $8.8 plus accrued interest.

7.	Share capital

	September 30,	March 31,	September 30,
	2002	2002	2002

Class A Voting Shares - 3,775,752 (March - 3,775,152)	52.7	52.7	53.2

Class B Non-Voting Shares - 38,923,056 (March - 38,872,416)	661.3	660.7	659.3

	714.0	713.4	712.5

The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares are convertible at any time at the holder’s option into one fully paid and non-assessable, Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

During the period April 1, 2002 to September 30, 2002, 100 Class A Voting Shares were converted into 100 Class B Non-Voting Shares. In addition, 700 Class A Voting Shares and 50,540 Class B Non-Voting Shares were issued under the Company’s employee stock option plans, employee share purchase plan and Director’s and Officer’s alternate compensation plan.

As at November 21, 2002, there were 3,775,752 Class A Voting Shares and 38,923,288 Class B Non-Voting Shares issued and outstanding.

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

8.	Interest, including amortization of interest previously capitalized

	Three months ended		Six months ended
	September 30,		September 30,

	2002	2001	2002	2001

Senior revolving credit facility	3.3	4.0	6.1	8.4

Term loans	1.9	1.4	3.4	2.9

Senior subordinated notes	15.3	14.9	30.2	29.7

Convertible debentures	—	0.2	—	0.3

Interest income	(0.5)	(0.6)	(0.6)	(0.9)

Interest capitalized during the period	(3.1)	(5.4)	(5.6)	(10.9)

Amortization of interest previously capitalized	2.9	1.9	4.2	5.6

	19.8	16.4	37.7	35.1

Amortization of deferred financing costs	1.4	1.2	2.8	2.4

	21.2	17.6	40.5	37.5

The weighted average interest rate for the six months ended September 30, 2002 was 10.6% (2001-10.8%).

9.	Business acquisitions

During the six months ended September 30, 2001, the following acquisition was completed:

In April 2001, the Company purchased 100% of the issued and outstanding shares of Salter Street Films Limited (Salter Street), a Nova Scotia based entertainment company that developed, produced and distributed original film and television programming as well as Internet products and services. Total consideration of $85.3 was in the form of 2,684,622 Class B Non-Voting Shares, 355,714 of Class B Non-Voting stock options (converted from 663,050 unexercised Salter Street options), and $23.4 in cash, including $3.0 in cash expenses and net of $4.1 in cash acquired. The acquisition has been accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. As at September 30, 2001, the Company had not yet obtained approval from the CRTC for The Independent Film Channel Canada broadcast licence. As a result, at that time, the value related to the broadcast licence was allocated to goodwill. By March 31, 2002, the Company received approval from the CRTC and reallocated $11.0 from goodwill to broadcast licences.

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

The purchase consideration was allocated as follows:

Salter Street

Cash and cash equivalents	4.1

Accounts receivable	30.8

Investment in film and television programs	15.2

Property and equipment	4.9

Goodwill	61.6

Broadcast licences	11.0

Future income taxes	3.0

Other assets	2.4

133.0

Liabilities assumed	47.7

Net assets acquired	85.3

10.	Segmented information

The Company’s principal business activities are conducted through three reportable segments: Broadcast, Motion Picture Distribution and Entertainment. The Broadcast Group consists of the Company’s specialty television channels which include lifestyle, drama and documentary programming. The Motion Picture Distribution Group includes the acquisition, distribution and financing of motion pictures. The Entertainment Group is involved in the development, production, acquisition and distribution of in-house motion pictures, prime time television drama, children’s and documentary programming. Other activities are primarily comprised of the structured filmed entertainment financing business and corporate functions.

Management focuses on and measures the results of operations based on the earnings before undernoted, as presented on the Company’s consolidated statements of earnings, provided by each business segment. As the results of operations by segment are presented on the consolidated statements of earnings, the information is not repeated in this note. As shown on the consolidated statements of earnings, the Company’s revenue, gross profit and earnings before undernoted related to the Broadcast Group are reported with a distinction between the Company’s operating channels and developing channels. The Company’s specialty television channels are transferred from developing channels status to operating channels status at the earliest of (a) two years from the date of launch of the service, (b) when management’s predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained. Management has not presented the Broadcast Group’s total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both sets of channels. As a result, the following table shows these amounts for the Broadcast Group as a whole.

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

Information on the reportable operating segments is as follows:

		Motion Picture
	Broadcast	Distribution	Entertainment
	Group	Group	Group	Other	Total

Three months ended September 30,

2002

Goodwill	40.9	2.0	109.6	–	152.5

Total assets	403.3	238.4	1,050.9	119.9	1,812.5

Additions to property and equipment	–	–	0.7	0.7	1.4

Additions to goodwill	–	–	–	–	–

2001

Goodwill	1.1	–	107.1	52.8	161.0

Total assets	228.6	464.0	798.8	202.8	1,694.2

Additions to property and equipment	9.5	0.1	0.8	1.7	12.1

Additions to goodwill	–	–	–	–	–

Six months ended September 30,

2002

Goodwill	40.9	2.0	109.6	–	152.5

Total assets	403.3	238.4	1,050.9	119.9	1,812.5

Additions to property and equipment	0.3	0.1	1.1	1.4	2.9

Additions to goodwill	–	–	–	–	–

2001

Goodwill	1.1	–	107.1	52.8	161.0

Total assets	228.6	464.0	798.8	202.8	1,694.2

Additions to property and equipment	14.1	0.6	1.8	3.7	20.2

Additions to goodwill	–	–	17.2	52.8	70.0

For the three months ended September 30, 2002, segment revenues, as shown on the consolidated statements of earnings, are net of intersegment sales of programming of $1.9 (2001 — $0.2) from the Motion Picture Distribution Group to the Broadcast Group and $0.5 (2001 — $0.7) from the Entertainment Group to the Broadcast Group.

For the six months ended September 30, 2002, segment revenues, as shown on the consolidated statements of earnings, are net of intersegment sales of programming of $4.7 (2001 — $2.3) from the Motion Picture Distribution Group to the Broadcast Group and $1.0 (2001 — $0.8) from the Entertainment Group to the Broadcast Group.

As at September 30, 2001, the purchase price allocation for the Salter Street Films Ltd. acquisition had not yet been finalized. Also, the Company had not yet obtained approval from the CRTC for The Independent Film Channel Canada broadcast licence. As a result, at that time, the value related to the broadcast licence was allocated to goodwill. By March 31, 2002, the Company received approval from the CRTC and reallocated $11.0 from goodwill to broadcast licences.

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

Geographic information, based on customer location, is as follows:

	Three months ended		Six months ended
	September 30,		September 30,

Revenue	2002	2001	2002	2001

Canadian	175.0	136.1	283.7	240.9

U.S	35.8	48.5	54.2	85.9

Other Foreign	41.4	36.9	84.5	79.0

	252.2	221.5	422.4	405.8

All of the Company’s broadcast licenses and goodwill, and the majority of the Company’s property and equipment, are in Canada.

11.	New accounting standards

a)	On April 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, on a prospective basis. The new standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. There is no impact on the Company’s net earnings or earnings per share for the six months ended September 30, 2002 as a result of the adoption of this new standard. The Company was previously in compliance with this new standard as the compensation costs associated with such payments and awards were expensed in the statement of earnings.

Additionally, for stock options granted to its employees, the new standard does not require the Company to recognize a compensation expense if the Company chooses the disclosure-only method of adoption. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts.

The Company has, however, chosen to record compensation expense related to the grant of stock options to its employees. For the six months ended September 30, 2002 the expense related to grant of stock options to its employees had an immaterial impact on net earnings, and on basic and diluted earnings per share.

The fair value of each employee stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for employee stock options granted during the six months ended September 30, 2002: expected dividend yield of 0.0%, expected volatility of 50%, risk-free interest rate of 4.65% and expected life of 5.0 years. As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

The Company has Employee Stock Option Plans that provide for the issuance of up to 17,312 Class A Voting Shares and 4,783,908 Class B Non-Voting Shares. These options generally vest in equal annual amounts over

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

four or five years. No options are exercisable for periods of more than ten years after date of grant. Options granted under the plans may not have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant. Stock option activity for the six months ended September 30, 2002 is as follows:

				Weighted
	Number of Shares			average
				exercise
	Voting	Non-Voting	Total	price

Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27

Granted	–	36,000	36,000	18.96

Exercised	(700)	(71,078)	(71,778)	13.93

Forfeited	–	(104,000)	(104,000)	23.72

Expired	–	–	–	–

Outstanding at September 30, 2002	18,012	2,694,763	2,712,775	21.33

Exercisable at September 30, 2002	18,012	1,654,761	1,672,773	22.62

At September 30, 2002, 2,712,775 options were outstanding with exercise prices ranging from $5.16 to $32.00 and with a weighted average remaining contractual life of 6.24 years. The options are distributed by exercise price as follows:

		Weighted	Weighted
Range of	Number of	average	average
exercise prices	options	contractual life	exercise price

$5.16 to 12.00	86,319	5.24	9.98

$12.01 to 18.00	676,306	7.74	15.32

$18.01 to 27.00	1,825,650	6.02	23.50

$27.01 to 32.00	124,500	1.95	30.11

	Number of	Weighted
Range of	exercisable	average exercise
exercise prices	options	price

$5.16 to 12.00	86,319	9.98

$12.01 to 18.00	228,314	15.28

$18.01 to 27.00	1,233,640	24.10

$27.01 to 32.00	124,500	30.11

b)	On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation.” The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. At March 31, 2002, the Company had $12.0 of unamortized foreign exchange losses related to the revaluation of U.S. denominated senior subordinated notes. Accordingly, other assets have been reduced by $12.0, opening retained earnings reduced by $10.2 and future income taxes have increased by $1.8. The impact of the adoption of this new standard on

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

net earnings for the three months and six months ended September 30, 2002 was a foreign exchange loss of $8.1, net of income tax recovery of $1.9 and a foreign exchange gain of $0.7, net of income taxes of $0.3 respectively.

At March 31, 2001 the Company had $11.7 of unamortized foreign exchange losses related to the revaluation of U.S. denominated senior subordinated notes. Accordingly, other assets as at March 31, 2001 have been reduced by $11.7, opening retained earnings reduced by $9.9 and future income taxes have increased by $1.8. The impact of the adoption of this new standard on net earnings for the three months and six months ended September 30, 2001 was a foreign exchange loss of $7.6, net of income tax recovery of $1.4 and nil, respectively. The impact of the adoption on earnings per share for the three months and six months ended September 30, 2001 was $0.19 and nil, respectively.

c)	On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, “Hedging Relationships”. The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

12.	Unusual items

	Three months ended		Six months ended
	September 30,		September 30,

	2002	2001	2002	2001

Restructuring charges	—	—	0.6	—

Production financing non-fulfillment payment	2.4	—	5.4	—

	2.4	—	6.0	—

In April 2002, the Company reduced its staffing levels in the Broadcast Group. The Company incurred $0.6 in restructuring charges including cash expenses for employee severance and professional fees related to the elimination of 37 positions.

In May 2002 and September 2002, the Company made production financing non-fulfillment payments of $3.0 and $2.4 respectively to Serendipity Point Projects Inc. (“Serendipity”) pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

13.	Investments

The Company holds a 33% equity interest in Headline Media Group Inc. (“HMG”), a publicly traded company, consisting of 33% of the Class A Subordinate Voting Shares and 44.34% of the Special Voting Shares. Under a Voting Rights Agreement dated November 24, 2000, the Company gave Levfam Holdings Inc., the controlling shareholder of HMG, the right to vote its Class A Subordinate Voting Shares and its Special Voting Shares, except in respect of certain matters that are considered by management of the Company to be protective rights. The Special Voting Shares entitled the holders as a class to elect the majority of the board of directors. However, through The Respective Rights Agreement, dated November 24, 2000, among the Company, HMG, LevFam Holdings Inc., and certain other investors, the Company retained certain rights including the right to nominate certain board members for election to the board of

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

HMG and certain of its subsidiaries. In July 2002, the company entered into a standstill agreement with LevFam Holdings Inc. whereby the Company irrevocably relinquished, without monetary consideration, its rights to nominate board members of HMG or any of its subsidiaries while the Company holds its investment in HMG. Concurrent with signing the standstill agreement, the Company’s nominees for directors of HMG and its subsidiaries resigned their respective positions.

As a result of these events, including the Company’s current intention not to increase its ownership position in HMG, management has concluded that the Company no longer has the ability to exercise significant influence. Accordingly, effective July 24, 2002, the Company has ceased to account for its investment in HMG using the equity method of accounting and accounts for its investment using the cost method.

In previous periods, the Company invested $31.0 of cash and other assets for its 33% interest in Headline Media Group. The carrying value of the investment amounted to $27.3 in July 2002 when it was transferred from long term investments accounted for by the equity method to investments at cost. The trading value of the Company’s interest in the Class A Subordinate Voting Shares as at September 30, 2002 was $7.5, which management believes is not representative of fair market value because the shares are thinly traded. The Special Voting Shares are not publicly traded.

14.	Seasonality

Our financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program’s revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the license period has commenced. Minimum guaranteed revenue from motion picture license agreements are typically recognized when the license period begins and the motion picture is delivered. Revenue from subsequent licensing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licensed for broadcast in a five-day-a-week format) are recognized on the commencement of the license agreement and delivery of the television program or motion picture.

Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, our television revenue is not earned on an even basis throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third and, particularly the fourth calendar quarter. Also, our debt generally increases substantially between our fiscal year end on March 31st and the end of our first quarter on June 30th as we finance productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, our motion picture production revenue fluctuates from period to period.

Alliance Atlantis Communications Inc.
Notes to Consolidated Financial Statements
September 30, 2002
(unaudited)

15.	Comparative amounts

Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

The financial statements for the three and six months ended September 30, 2001 have been restated to reflect the retroactive adoption of Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”) and the retroactive adoption of CICA Handbook Section 1650 “Foreign Currency Translation”.

Q2 – 2003

Supplemental Information
For the Three Months and Six Months Ended
September 30, 2002 and September 30, 2001
(unaudited)

Alliance Atlantis Communications Inc.

Supplemental Information
September 30, 2002
(unaudited)

Supplemental Information

	Three months ended		Six months ended
Library Revenue	September 30,		September 30,

	2002	2001	2002	2001

Motion Picture Distribution Group	78.6	46.3	136.3	89.3

Entertainment Group	21.8	30.5	28.1	36.3

	100.4	76.8	164.4	125.6

	Three months ended		Six months ended
Production Deliveries	September 30,		September 30,

	2002	2001	2002	2001

Motion Pictures:	1.0	—	2.0	—

Television hours:

Series	10.0	39.0	15.0	61.0

Movies	4.0	4.0	4.0	6.0

AAC Kids	4.0	5.5	8.0	5.5

AAC Comedy	8.5	10.0	16.5	11.0

	26.5	58.5	43.5	83.5

AAC Fact	20.5	19.0	34.0	28.5

	Three months ended		Six months ended
Broadcast Group Revenue*	September 30,		September 30,

	2002	2001	2002	2001

Operating Channels

Subscriber	19.2	17.8	38.7	36.7

Advertising and other	17.4	11.0	36.7	24.5

	36.6	28.8	75.4	61.2

Developing Channels

Subscriber	4.0	1.1	7.4	1.7

Advertising and other	0.8	0.9	1.6	2.5

	4.8	2.0	9.0	4.2

Total Broadcast Group	41.4	30.8	84.4	65.4

*	The Company’s 50% owned French-language channels, Series+ and Historia, were transferred from Developing Channels status to Operating Channels status on April 1, 2002.

Alliance Atlantis Communications Inc.

Supplemental Information
September 30, 2002
(unaudited)

Broadcast Group Subscribers	September 30,	June 30,	March 31,	December 31,
(millions)	2002	2002	2002	2001

Showcase Television (100%)	5.6	5.6	5.7	5.7

Life Network (100%)	5.6	5.7	5.8	5.8

HGTV Canada (67%)	4.7	4.8	4.8	4.7

History Television (100%) ***	5.0	5.0	5.1	5.0

The Food Network (51%)	3.9	3.9	3.9	3.8

Series+ (50%)	1.0	0.9	0.9	0.8

Historia (50%)	1.0	0.9	0.9	0.8

Showcase Action (100%)*	0.7	0.7	0.6	–

Showcase Diva (100%)*	0.6	0.5	0.4	–

The Independent Film Channel Canada (95%)*	0.5	0.5	0.4	–

Discovery Health Channel (65%)* †	0.5	0.4	0.4	–

BBC Canada (50%)*	0.5	0.4	0.4	–

BBC Kids (50%)**	0.2	0.2	0.1	–

National Geographic Channel (50%)*	0.5	0.4	0.4	–

	30.3	29.9	29.8	26.6

*	Networks launched in September 2001 and remained in preview period until January 2002.

**	Network launched in November 2001 and remained in preview period until January 2002.

***	On January 7, 2002, the Company’s ownership interest increased to 100%.

†	During fiscal 2002, the Company’s ownership interest was reduced from 100% to 65%.

Alliance Atlantis Communications Inc.

Supplemental Information
September 30, 2002
(unaudited)

         Entertainment Group — Deliveries (hours)

				Forecast
	Production Name	Q1	Q2	Fiscal 2003

Television	11th Hour	–	–	13.0

Series	Cold Squad V	–	6.0	13.0

	CSI Vegas II	5.0	–	5.0

	CSI Vegas III	–	2.0	18.0

	CSI Miami I	–	2.0	18.0

	Blue Murder III	–	–	13.0

	DaVinci's Inquest V	–	–	13.0

	Total Television Series	5.0	10.0	93.0

Television	No Night is Too Long	–	2.0	2.0

Movies	Mary Kay	–	2.0	2.0

	Origins of Evil	–	–	4.0

	Riverworld	–	–	2.0

	Scrooge	–	–	2.0

	The Man who Saved Christmas	–	–	2.0

	Total Television Movies	–	4.0	14.0

AAC Kids	Ace Lightning	2.5	2.5	9.0

	Henry's World	1.5	1.5	3.0

	Poko	–	–	8.0

	Total AAC Kids	4.0	4.0	20.0

AAC	This Hour has 22 Minutes IX	2.0	–	2.0

Comedy	This Hour has 22 Minutes X	–	–	10.0

	This Hour has 22 Minutes New Years Eve Special	–	–	1.0

	Made in Canada V	–	7.5	8.5

	By the Book	6.0	–	6.0

	What Rhymes with Canuck	–	1.0	1.0

	Total AAC Comedy	8.0	8.5	28.5

	Total Television Slate	17.0	26.5	155.5

	% of Current Year Slate	11%	17%	100%

	Cumulative % of Current Year Slate	11%	28%	100%

Alliance Atlantis Communications Inc.

Supplemental Information
September 30, 2002
(unaudited)

         Entertainment Group – Deliveries (hours)

				Forecast
	Production Name	Q1	Q2	Fiscal 2003

AAC Fact	Various Titles	13.5	20.5	120.0

	Total AAC Fact Slate	13.5	20.5	120.0

	% of Current Year Slate	11%	17%	100%

	Cumulative % of Current Year Slate	11%	28%	100%

         Entertainment Group – Deliveries (Number of Films)

Motion				Forecast
Pictures	Production Name	Q1	Q2	Fiscal 2003

	Bowling for Columbine	–	1.0	1.0

	The Good Thief	1.0	–	1.0

	Ararat	–	–	1.0

	Total Motion Picture Slate	1.0	1.0	3.0

This supplemental information contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, are market and general economic conditions and the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Q2 – 2003

Interim Management Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months and Six Months Ended
September 30, 2002 and September 30, 2001
(Unaudited)

Alliance Atlantis Communications Inc.

Interim Management Discussion and Analysis of
Financial Condition and Results of Operations
For the three months and six months ended September 30, 2002 and 2001
(unaudited)

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and notes therein included in the unaudited interim consolidated financial statements of Alliance Atlantis Communications Inc. (“Alliance Atlantis” or the “Company”) for the three and six months ended September 30, 2002 and 2001.

We are a vertically integrated Canadian broadcaster, creator and international distributor of filmed entertainment content. We have significant ownership, either wholly or in part, in 18 complementary specialty cable television channels.

Overview

The Company’s principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group. In January 2002, the Company consolidated its existing television production and distribution activities with its in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. Prior period’s comparatives have been adjusted to reflect this change.

The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the last twelve months ended September 30, 2002 and 2001 (in millions of Canadian dollars):

	Quarter Ended				Quarter Ended

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2002	2002	2002	2001	2001[1]	2001[1]	2001	2000

Revenue	252.2	170.2	256.7	297.4	221.5	184.3	259.2	247.3

Gross profit [2]	66.9	59.5	78.9	82.4	62.4	52.6	67.9	67.0

EBITDA [2]	40.5	33.6	44.5	52.8	35.2	27.2	40.3	43.1

Earnings (loss) from operations before undernoted [2]	7.9	4.3	15.9	25.2	9.0	(0.8)	9.1	21.8

Net earnings (loss)[3]	(3.9)	9.7	13.1	20.8	(1.1)	14.2	(1.7)	15.8

1On October 1, 2001, the Company retroactively adopted Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”) effective as of April 1, 2001. Results for the quarters ended June 30, 2001 and September 30, 2001 have been restated to reflect the effect of this change in accounting policy.

2EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Gross profit is defined as revenue less direct operating expenses. Earnings (loss) from operations before undernoted is defined as earnings (loss) before foreign exchanges gains and losses, investment gains and losses, unusual items and income taxes. EBITDA, gross profit and earnings (loss) from operations before undernoted are measures used by the Company to measure its operating performance, including its ability to generate cash flow. EBITDA and Gross profit and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

3On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation” and adopted Accounting Guideline No. 13 “Hedging Relationships”. Results for the prior quarters have been restated to reflect the effect of this change in accounting policy.

We, and our consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

Our Broadcast Group revenue is earned from fees paid to us by cable, Direct To Home (“DTH”) and other broadband systems operators based on fees paid to them by subscribers to our specialty cable channels, as well as directly from advertisers who purchase advertising on our specialty cable channels. Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

Our Motion Picture Distribution Group generates revenue from the theatrical distribution of motion pictures, the licencing of rights to broadcasters, the sale of videocassettes (videos) and DVDs, the arrangement of structured financing, the exhibition of motion pictures through our chain of cinemas and government assistance for distribution activities.

We derive motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by us in their theatres for a percentage of box office revenue.

Our wholly owned structured financing business, Equicap Financial Corporation, provides high yield loans to independent film and television producers. We derive revenue from interest on the loans and arrangement fees. The Company continues to wind down this business.

Our Entertainment Group generates revenue from the production and distribution of television programming and feature films, domestically and internationally. We generate revenue by licencing both internally produced television programming and feature films as well as acquired content to broadcasters and buyers worldwide. Government assistance with respect to production activity is provided in the form of government grants and tax credits. There are several sources of funds available for the financing of our production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

Revenue classified under Other is derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership (“SHAAELP”), in which one of our subsidiaries has a 30% limited partnership interest. SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to investors to encourage production. SHAAELP receives fees for selling these limited partnerships.

Results of Operations

The following table presents a consolidated summary of the Company’s operating groups for the three months ended September 30, 2002 and 2001 (in millions of Canadian dollars):

					% Increase
					(decrease)
	Sep 30,		Sep 30,		2002 over
	2002%[1]		2001%[1]		2001

Revenue

Broadcast Group – Operating Channels	36.6	14.5	28.8	13.0	27.1

Motion Picture Distribution Group	120.0	47.6	79.3	35.8	51.3

Entertainment Group	90.3	35.8	106.2	47.9	(15.0)

Other	0.5	0.2	5.2	2.4	(90.4)

	247.4	98.1	219.5	99.1	12.7

Broadcast Group – Developing Channels	4.8	1.9	2.0	0.9	140.0

	252.2	100.0	221.5	100.0	13.9

Direct operating expenses

Broadcast Group – Operating Channels	19.2	52.5	13.8	47.9	39.1

Motion Picture Distribution Group	96.5	80.4	61.7	77.8	56.4

Entertainment Group	69.0	76.4	81.1	76.4	(14.9)

Other	—	—	—	—	—

	184.7	74.7	156.6	71.3	17.9

Broadcast Group – Developing Channels	0.6	12.5	2.5	125.0	(76.0)

	185.3	73.5	159.1	71.8	16.5

Gross profit [2]

Broadcast Group – Operating Channels	17.4	47.5	15.0	52.1	16.0

Motion Picture Distribution Group	23.5	19.6	17.6	22.2	33.5

Entertainment Group	21.3	23.6	25.1	23.6	(15.1)

Other	0.5	100.0	5.2	100.0	(90.4)

	62.7	25.3	62.9	28.7	(0.3)

Broadcast Group – Developing Channels	4.2	87.5	(0.5)	(25.0)	940.0

	66.9	26.5	62.4	28.2	7.2

Operating Expenses	26.4	10.5	27.2	12.3	(2.9)

Earnings (loss) before undernoted (EBITDA2)

Broadcast Group – Operating Channels	11.3	30.9	9.2	31.9	22.8

Motion Picture Distribution Group	18.4	15.3	12.9	16.3	42.6

Entertainment Group	17.2	19.0	19.8	18.6	(13.1)

Other	(4.7)	(940.0)	(1.4)	(26.9)	(235.7)

	42.2	17.1	40.5	18.5	4.2

Broadcast Group – Developing Channels	(1.7)	(35.4)	(5.3)	(265.0)	67.9

	40.5	16.1	35.2	15.9	15.1

Earnings from operations before undernoted (Operating Earnings 2)	7.9	3.1	9.0	4.1	(12.2)

Net earnings from operations before undernoted (Net operating earnings2)	5.8	2.3	6.5	2.9	(10.8)

Net earnings (loss)	(3.9)	(1.5)	(1.1)	(0.5)	(254.5)

The following table presents a consolidated summary of the Company’s operating groups for the six months ended September 30, 2002 and 2001 (in millions of Canadian dollars):

					% Increase
					(decrease)
	Sep 30,		Sep 30,		2002 over
	2002%[1]		2001%[1]		2001

Revenue

Broadcast Group – Operating Channels	75.4	17.9	61.2	15.1	23.2

Motion Picture Distribution Group	192.9	45.7	146.5	36.1	31.7

Entertainment Group	144.3	34.2	182.9	45.1	(21.1)

Other	0.8	0.2	11.0	2.7	(92.7)

	413.4	97.9	401.6	99.0	2.9

Broadcast Group – Developing Channels	9.0	2.1	4.2	1.0	114.3

	422.4	100.0	405.8	100.0	4.1

Direct operating expenses

Broadcast Group – Operating Channels	35.4	46.9	28.2	46.1	25.5

Motion Picture Distribution Group	151.4	78.5	112.9	77.1	34.1

Entertainment Group	107.2	74.3	145.7	79.7	(26.4)

Other	—	—	—	—	—

	294.0	71.1	286.8	71.4	2.5

Broadcast Group – Developing Channels	2.0	22.2	4.0	95.2	(50.0)

	296.0	70.1	290.8	71.7	1.8

Gross profit [2]

Broadcast Group – Operating Channels	40.0	53.1	33.0	53.9	21.2

Motion Picture Distribution Group	41.5	21.5	33.6	22.9	23.5

Entertainment Group	37.1	25.7	37.2	20.3	(0.3)

Other	0.8	100.0	11.0	100.0	(92.7)

	119.4	28.9	114.8	28.6	4.0

Broadcast Group – Developing Channels	7.0	77.8	0.2	4.8	3400.0

	126.4	29.9	115.0	28.3	9.9

Operating Expenses	52.3	12.4	52.6	13.0	0.6

Earnings (loss) before undernoted (EBITDA2)

Broadcast Group – Operating Channels	28.4	37.7	23.1	37.7	22.9

Motion Picture Distribution Group	32.3	16.7	25.4	17.3	27.2

Entertainment Group	28.0	19.4	25.0	13.7	12.0

Other	(9.6)	(1,200.0)	(2.8)	(25.5)	(242.9)

	79.1	19.1	70.7	17.6	11.9

Broadcast Group – Developing Channels	(5.0)	(55.6)	(8.3)	(197.6)	39.8

	74.1	17.5	62.4	15.4	18.8

Earnings from operations before undernoted (Operating Earnings 2)	12.2	2.9	8.2	2.0	48.8

Net earnings from operations before undernoted (Net operating earnings2)	8.9	2.1	6.7	1.7	32.8

Net earnings	5.8	1.4	13.1	3.2	(55.7)

[1]	The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted, net earnings from operations before undernoted and net earnings, and percentage of group revenue for direct operating expenses, gross profit, and EBITDA.

[2]	EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange and losses and unusual items. Gross profit is defined as revenue less direct operating expenses. Earnings from operations before undernoted (operating earnings) is defined as earnings (loss) before foreign exchanges gains and losses, investment gains and losses, unusual items and income taxes. Net earnings from operations before undernoted (net operating earnings) is defined as operating earnings after an applicable portion of income tax. EBITDA, gross profit, operating earnings and net operating earnings are measures used by the Company to measure its operating performance, including its ability to generate cash flow. EBITDA, gross profit, operating earnings and net operating earnings and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

The following table presents a reconciliation of net earnings, as reported, to EBITDA, gross profit, operating earnings and net operating earnings for the three months and six months ended September 30, 2002 and 2001 (in millions of Canadian dollars):

	Three months ended		Six months ended
	September 30,		September 30,

	2002	2001	2002	2001

Net earnings (loss) for the period, as reported	(3.9)	(1.1)	5.8	13.1

Add:

Investment losses (gains), net	0.1	—	0.1	(6.4)

Foreign exchange losses (gains)	10.0	9.0	(1.0)	—

Unusual items	2.4	—	6.0	—

Provision for (recovery of) income taxes	(0.7)	1.1	1.3	1.5

Earnings from operations before undernoted (Operating earnings1)	7.9	9.0	12.2	8.2

Add:

Equity losses in affiliates	1.3	3.9	3.6	5.3

Amortization, including development costs charges	9.9	5.1	16.9	11.3

Interest, including amortization of interest previously capitalized	21.2	17.6	40.5	37.5

Minority interest	0.2	(0.4)	0.9	0.1

Earnings before undernoted (EBITDA2) (Including Developing Channels EBITDA losses)	40.5	35.2	74.1	62.4

Less:

Broadcast Group – Developing Channels EBITDA losses	(1.7)	(5.3)	(5.0)	(8.3)

EBITDA (excluding Developing Channels EBITDA losses)	42.2	40.5	79.1	70.7

EBITDA (Including Developing Channels EBITDA losses)	40.5	35.2	74.1	62.4

Add:

Operating expenses	26.4	27.2	52.3	52.6

Gross profit[3] (Including Developing Channels Gross profit)	66.9	62.4	126.4	115.0

Less:

Broadcast Group – Developing Channels Gross profit (loss)	4.2	(0.5)	7.0	0.2

Gross profit (excluding Developing Channels Gross profit)	62.7	62.9	119.4	114.8

Operating earnings	7.9	9.0	12.2	8.2

Less:

Provision for income taxes on operating earnings	2.1	2.5	3.3	1.5

Net operating earnings[1]	5.8	6.5	8.9	6.7

Net operating earnings per share	$0.14	$0.17	$0.21	$0.18

[1]	Earnings from operations before undernoted (operating earnings) is used by the Company to measure its overall operating performance on the basis that provides a meaningful year-over-year comparison of recurring operating transactions, by excluding non-recurring items such as unusual items, investment gains and losses and foreign exchange gains and losses. Net operating earnings represents operating earnings after an applicable portion of income tax.

[2]	EBITDA is used by the Company to measure its operating performance on a basis that provides a meaningful year-over-year comparison of its core operations, including its ability to generate cash flow to fund fixed costs. This measure therefore excludes significant non-recurring items such as unusual items, investment gains and losses and foreign exchange gains and losses as well as non-core operational items such as equity interest in affiliates, amortization, interest, minority interest and provision for income taxes.

[3]	Gross profit is used by the Company to measure the direct operating performance of its various revenue streams prior to taking into account indirect general and administrative operating expenses.

Current Quarter and Six Months Ended September Compared to Prior Year

Revenue Revenue was $252.2 million for the current quarter compared to $221.5 million for the prior year, representing an increase of $30.7 million or 14%. For the six months ended September, revenue increased by $16.6 million from $405.8 to $422.4. These increases in revenue are a result of a significant increase in our Motion Picture Distribution Group revenue, an increase in our Broadcast Group revenue, offset by a decrease in revenue as a result of a planned reduction of higher cost, lower margin productions in our Entertainment Group.

Effective April 1, 2002, the Company’s 50% share in the two French-language channels, Series+ and Historia, moved to Operating Channels from their previous Developing Channels status. The prior year’s results continue to reflect their Developing Channels status at that time.

The Broadcast Group – Operating Channels’ revenue was $36.6 million in the current quarter compared to $28.8 million in the prior year, representing an increase of $7.8 million or 27%. For the six months ended September, the Broadcast Group – Operating Channels recorded a 23% growth in revenue from $61.2 million to $75.4 million. This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty cable channels and audience growth continued into the first two quarters of fiscal 2003. While the Operating Channels’ subscriber revenues saw modest increases of 8% for the current quarter and 5% for the year-to-date period, advertising and other revenues increased by an impressive 58% in the current quarter and 50% in the year-to-date period. Operating Channels’ advertising revenue, on its own, increased by 74% in the current quarter and 59% for the six months ended September compared to the previous year’s periods. On a same store basis, after taking into account the transfer of the Company’s French-language channels from Developing Channels status to Operating Channels status in the current fiscal year, the Operating Channels’ advertising revenues increased by 66% over the prior year’s quarter.

The Broadcast Group – Developing Channels’ revenue was $4.8 million in the current quarter compared to $2.0 million in the prior year’s quarter, representing an increase of $2.8 million. Developing Channels include the Company’s digital specialty cable channels, which were launched towards the end of the September 2001 quarter. (See note 10 to the unaudited interim consolidated financial statements of the Company for a definition of Developing Channels.)

The Motion Picture Distribution Group’s revenue was $120.0 million in the current quarter compared to $79.3 million in the prior year, representing an increase of $40.7 million, or 51%. For the six months ended September, revenue increased 32% to $192.9 million. This increase is due to substantially increased revenue in domestic distribution and additionally to revenue growth in Momentum Pictures. Domestic distribution revenue increased by 46% in the current quarter, due to the video/DVD release of The Lord of the Rings: The Fellowship of the Ring, Blade 2, John Q, In the Bedroom and Van Wilder. Momentum Pictures continued to show positive growth with the video/DVD release of CSI: Crime Scene Investigation, Just Visiting and Amélie and the television sale of Rocky and Bullwinkle. Although the Motion Picture Distribution Group’s theatrical revenue increased only marginally in the current quarter and declined in the year-to-date period compared to the prior year, the Company expects strong performances from the balance of the current year’s theatrical release slate, including such highly anticipated films as The Lord of the Rings: The Two Towers, Gangs of New York and Chicago. Revenue from Equicap Financial Corporation declined in the current quarter and on a year-to-date basis, as the Company continues to wind down this business.

The Entertainment Group’s revenue was $90.3 million for the current quarter compared to $106.2 million in the prior year’s quarter, representing a decrease of $15.9 million or 15%. On a year-to-date basis, the Entertainment Group’s revenue declined 21% to $144.3 million. The decrease in revenue results from the intentional delivery of fewer high priced, lower margin dramas in the current quarter compared to the prior year. In the current quarter, total television series, movies-of-the-week (“MOW’s”) and mini-series hours delivered were 14.0, compared to 43.0 delivered in the prior year’s quarter. For the six months ended September 30, 2002, the Company delivered 19.0 hours for these categories compared to 67.0 in the prior year-to-date.

Other revenue, which includes revenue from SHAAELP and other corporate investments, was $0.5 million in the current quarter compared to $5.2 million in the prior year’s quarter, representing a decrease of $4.7 million. For the six months ended September, Other revenue declined by $10.2 million to $0.8 million. These decreases are a direct reflection of the changes to the matchable expenditure rules of the Income Tax Act (Canada). With respect to SHAAELP, the Company continues to expand the non-Canadian component of this business in the U.K. and abroad. However, for fiscal 2003, the Company expects earnings derived from Canadian sources to be significantly less than in prior years.

Gross Profit Gross profit (including the Developing Channels) was $66.9 million in the current quarter compared to $62.4 million in the prior year’s quarter, representing an increase of $4.5 million or 7%. As a percentage of revenue, gross profit margin (including the Developing Channels) decreased to 26.5% in the current quarter compared to 28.2% in the prior year’s quarter. For the six months ended September, gross profit (including the Developing Channels) increased to $126.4 million from $115.0 million. Gross profit margin for the six months ended September increased from 28.3% to 29.9% in the current year.

The Broadcast Group – Operating Channels’ gross profit margin decreased to 47.5% in the current quarter from 52.1% in the prior year, and on a year-to-date basis decreased slightly from 53.9% to 53.1% in the current year as a result of timing of programming expenditures within the broadcast year.

The Broadcast Group – Developing Channels’ gross profit margin increased significantly to 87.5% in the current quarter from (25.0)% in the prior year. For the six months ended September, these channels’ gross profit margin increased to 77.8% from 4.8% in the prior year. This increase reflects the start up nature of these channels and the increased expected benefit from programming as these channels mature.

The Motion Picture Distribution Group’s gross profit margin decreased to 19.6% in the current quarter compared to 22.2% in the prior year and decreased to 21.5% from 22.9% on a year-to-date basis. This decline in gross profit margin is due to a change in the composition of the Motion Picture Distribution Group’s distribution revenue in the period along with a decline in revenue from Equicap Financial Corporation as this business continues to wind down.

The Entertainment Group’s gross profit margin remained unchanged at 23.6% in the current quarter compared to the prior year’s quarter. On a year-to-date basis, however, the Entertainment Group’s gross profit margin increased to 25.7% from 20.3% in the prior year-to-date period. This increase resulted primarily from the higher proportion of hours delivered from the CSI: Crime Scene Investigation franchise with the addition of CSI – Miami in the current year. This increase continues to illustrate the Company’s focus on higher margin production projects.

Other gross profit margin, which has historically been primarily the recognition of the net revenue from SHAAELP, contributed 0.7% of the Company’s total gross profit in the current quarter compared to a contribution of 8.3% in the prior year’s quarter. As expected, the Company’s earnings from SHAAELP have declined due to changes in the matchable expenditure rules of the Income Tax Act (Canada).

Operating Expenses Operating expenses were $26.4 million in the current quarter compared to $27.2 million in the prior year, representing a decrease of $0.8 million, or 3%. For the six months ended September, operating expenses decreased by $0.3 million to $52.3 million. The decrease in operating expenses in both periods is a net result of our restructuring initiatives in the Entertainment Group, offset by the continued growth in Momentum Pictures and the seven new digital specialty cable channels, which were launched in September 2001.

Amortization Amortization was $9.9 million in the current quarter compared to $5.1 million in the prior year, representing an increase of $4.8 million. On a year-to-date basis, amortization increased by $5.6 million over the prior year to $16.9 million. Amortization includes development costs charges, and amortization of property and equipment and other assets. The increase is due mainly to the amortization of broadcast equipment, which had been purchased for the launch of the Company’s digital specialty cable channels throughout fiscal 2002 plus a one-time amortization charge of $2.1 million related to the disposition of assets in U8TV.

Interest Interest was $21.2 million in the current quarter compared to $17.6 million in the prior year, representing an increase of $3.6 million or 21%. For the six months ended September, interest increased by 8%, from $37.5 million to $40.5 million. The increase is due to a lower amount of interest capitalized to investment in film and television programs in both the current quarter and the year-to-date period, which is in line with the Company’s production reduction strategy, plus a relative increase in the amortization of interest previously capitalized.

Specifically, for the current quarter, total interest expense is net of amounts capitalized to investment in film and television programs of $3.1 million compared to $5.4 million in the prior year quarter and includes $2.9 million compared to $1.9 million in the prior year quarter of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

Equity Losses in Affiliates Equity losses in affiliates include the Company’s share of losses from its investments in two digital television channels, One: The Body, Mind and Spirit Channel and Scream plus its share of losses in Headline Media Group (“HMG”). During the quarter, the Company’s ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method and accounts for its investment using the cost method. Therefore, the Company will no longer be reporting equity losses on the investment.

Income Taxes Our effective income tax rate for the current quarter and year-to-date period was approximately 15.2% and 18.3%, respectively. The significant savings between the Company’s effective income tax rate and the Company’s statutory income tax rate of 37.75% is achieved through the Company’s international distribution tax structure, which is headquartered in Shannon, Ireland, a 10% income tax rate jurisdiction.

Operating Earnings Operating earnings for the current quarter were $7.9 million compared to $9.0 million in the prior year’s quarter. Net operating earnings for the quarter were $5.8 million compared to $6.5 million in the prior year’s quarter. On a per share diluted basis, net operating earnings were $0.14 compared to $0.17 in the prior year’s quarter.

Operating earnings for the six months ended September were $12.2 million compared to $8.2 million in the prior year. Net operating earnings for the six months ended September were $8.9 million, compared to $6.7 million in the prior year. On a per share diluted basis, net operating earnings were $0.21 compared to $0.18 in the prior year.

Net Earnings After accounting for higher amortization (including a $2.1 million one time charge from the disposition of U8TV assets), higher interest charges (due primarily to less capitalization of interest in light of the Company’s production reduction strategy), and an unusual item (due to a production financing non-fulfillment payment), offset by lower equity losses in affiliates (primarily due to no longer accounting for the Company’s investment in Headline Media Group Inc. as an equity investment, as a result of lack of significant influence), net losses for the period were $3.9 million compared to net losses of $1.1 million in the same period last year. On a per share diluted basis, the net loss was $0.09 as compared to a net loss of $0.03 in the prior year.

Included in net earnings for the current quarter is an unusual item of $2.4 million.

For the six months ended September, net earnings totaled $5.8 million compared to $13.1 million in the prior year-to-date period. On a per share diluted basis, net earnings were $0.14 as compared to $0.36 in the prior year. Included in net earnings for the six months ended September are unusual items totalling $6.0 million. In addition, the prior year’s period included a non-taxable, non-recurring dilution gain from the Company’s investment in Headline Media Group of $6.4 million.

Unusual items in the current quarter of $2.4 million relate to a production financing non-fulfilment payment made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. (“Serendipity”). Unusual items for the six months ended September include $0.6 million in severance and professional fees related to the elimination of 37 positions in the Broadcast Group, and $5.4 million in production financing non-fulfilment payments made to Serendipity. The maximum remaining non-fulfillment payments that may be paid if the Company chooses not to finance a proposed Serendipity motion picture project is $1.1 million.

On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation” and adopted Accounting Guideline No. 13, “Hedging Relationships”. The impact of the adoptions on the Company’s statement of earnings is to record a pre-tax foreign exchange loss of $10.0 million in the current quarter and $9.0 million in the prior year’s quarter. Net earnings for the six months ended September are impacted by a foreign exchange gain of $1.0 million in the current year and nil in the prior year’s period. Additionally, due to the required retroactive restatement, the Company has recorded a $10.2 million adjustment to opening retained earnings.

On April 1, 2002, the Company prospectively adopted the recommendations of the new CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Commencing April 1, 2002, the Company began expensing all stock-based compensation and payments in accordance with the new guidelines. The impact on the current quarter and six months ended September 30, 2002 is immaterial.

Liquidity and Capital Resources

The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty cable channels is initially capital-intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable, deferred revenue and investment in film and television programs, net of our senior revolving credit facility, was $472.0 million at September 30, 2002 compared to $481.1 million at September 30, 2001, representing a decrease of $9.1 million. The Company will realize on its investments in film and television programs over a longer period than the related payables.

Our operating activities are principally financed by cash flow generated from operating activities, net of investment in property and equipment. For the current quarter, these activities generated a combined cash inflow of $30.6 million as compared to a combined cash outflow of $85.3 million in the prior year’s quarter. For the six months ended September, these activities generated a combined cash outflow of $55.0 million as compared to a combined cash outflow of $174.7 million in the prior year’s quarter. These significant decreases in cash outflow are attributable to our prior year’s start-up investment in property and equipment related to our new digital specialty channels and our focus on a lower amount of capital invested in the production business.

The Company’s investing activities and shortfalls in cash flow from operating activities are typically funded by the Company’s $500.0 million senior revolving credit facility, $25.0 million swing line facility, or by debt or equity issuances. As at September 30, 2002, the Company had committed undrawn credit facilities of $354.4 million, excluding the outstanding letters of credit of $40.7 million.

Senior Revolving Credit Facility The senior revolving credit facility provides up to $500.0 million in borrowings bearing interest at rates ranging from the Bankers’ Acceptance rate and LIBO rate plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 million in borrowings bearing interest at rates noted above.

Senior Subordinated Notes The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the Notes at specified redemption prices plus accrued interest to the date of redemption.

Term Loans Term loans include various mortgages payable on certain Company property, as well as industry loans and obligations under capital lease. Also included within term loans is $2.4 million in loans, owing by a wholly owned subsidiary, Equicap Financial Corporation (“EFC”), under a revolving term facility.

Share Capital In fiscal 2002, the Company issued 8,000,000 Class B Non-Voting Shares pursuant to a public offering for gross proceeds of $138.4 million, less $9.8 million in issue costs.

The Company has proven its success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. We believe that the availability of our current committed senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company’s operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Risks and Uncertainties

The television and motion picture industries and specialty cable channel broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty cable channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program’s or motion picture’s artistic components or the specialty television channel’s content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond our control. The lack of audience acceptance for our television programs, motion pictures or specialty television channels could have an adverse impact on our businesses, results of operations, prospects and financial condition.

In addition, television and motion picture production and distribution costs, as well as our Broadcasting Group’s programming costs, continue to rise. Our businesses may also be impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of our Broadcast Group’s revenue is from advertising sales. We compete for advertising sales with other television channels, radio and print media. Our inability to generate advertising revenue could adversely impact our operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty cable channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH operators.

Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The “gap” or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some or all of our television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. We cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although we generally complete our productions within budget, we cannot be certain that we will continue to do so. On certain productions we maintain insurance policies (“completion bonds”) covering certain of these risks and we intend to continue such practices. We cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that we will obtain completion bonds in every case. In the event of substantial budget overruns we may have to seek additional financing from outside sources in order to complete production of a project. We cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to us. In addition, in the event of substantial budget overruns, we cannot be certain that we will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on our businesses, results of operations, prospects and financial condition.

Our specialty cable channels are regulated by the Canadian Radiotelevision and Telecommunications Commission (“CRTC”), which grants and renews licences. Our CRTC broadcasting licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. Our inability to renew any of our licences on favorable terms, or at all, would have an adverse impact on our results of operations, prospects or financial condition. Changes in the regulations governing our specialty television channels, including decisions by regulators affecting our broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to our competitors, or the introduction of new regulations by regulators, could adversely impact our operating results, prospects or financial condition.

A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 31% of our revenues for the current quarter were derived from our foreign customers, the majority of which were paid in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition.

As part of our business strategy, we intend to continue expansion of our non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of our revenue from outside of Canada. Our ability to maintain or expand our international business, as well as our ability to contract upon favorable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, we cannot be certain that our international operations will continue to be successful.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company’s fixed rate senior subordinated notes. The senior subordinated notes are U.S. dollar denominated. The Company is authorized to enter into currency conversion and interest rate conversion agreements (“swaps”) to manage the interest rate and foreign currency risk associated with its debt. The Company does not engage in any speculative trading program.

The Company has prepared its financial statements in accordance with SOP 00-2, which requires that we amortize television and motion picture costs of production and acquisition using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management’s estimate of the total revenue to be realized from all media and markets for that title. Management regularly review and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film or television asset to net recoverable amount. Results of operations in future years are dependent upon the amortization of our film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of our reporting losses is increased because this accounting method requires the immediate recognition of the entire loss in instances where it is expected that a motion picture or television program will not recover our investment in such production or acquisition. On the other hand, the profit of a successful motion picture or television program must be deferred and recognized over the entire revenue stream generated by the individual picture or television program, not exceeding 10 years. As a result, our financial results fluctuate from period to period. Estimated total production and acquisition costs for an individual motion picture or television program are amortized in the proportion that revenue relate to management’s estimate of the total revenue in the forecast period, not exceeding 10 years, expected to be received from such motion picture or television program. As a result, if revenue estimates change with respect to a motion picture or television program, we may be required to write down all or a portion of the unamortized costs of such motion picture or television program. We cannot be certain that a write down will not have a significant impact on our results of operations, prospects or financial condition.